UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIERRA HEALTH SERVICES, INC.

(Name of Issuer)

Common Stock (par value $.005)

(Title of Class of Securities)

826322109

(CUSIP Number)

Dannette L. Smith

Deputy General Counsel and Assistant Secretary

UnitedHealth Group Incorporated

9900 Bren Road East

Minnetonka, Minnesota

(952) 936-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

UnitedHealth Group Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒*
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

4,372,080**
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

4,372,080**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

CO

*	See Item 4.
**	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.005, of Sierra Health Services, Inc., a corporation organized under the laws of the State of Nevada (the “Company”). The Company’s principal executive offices are located at 2724 North Tenaya Way, Nevada 89128.

Item 2.	Identity and Background.

This Statement is filed by UnitedHealth Group Incorporated, a corporation organized under the laws of the State of Minnesota (“UNH”). The principal executive offices of UNH are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of UNH, reference is made to Exhibit 1 hereto and incorporated herein by reference.

During the last five years, neither UNH nor, to the best of its knowledge, any persons listed on Exhibit 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Anthony M. Marlon (the “Stockholder”), on the one hand and solely in his individual capacity as a stockholder of the Company, and UNH, on the other hand, has entered into a Voting and Support Agreement (described in Item 4 of this Statement and copy of which is attached hereto as Exhibit 2) (the “Voting Agreement”) with respect to certain shares of the Company’s common stock beneficially owned by the Stockholder (the “Shares”). No shares of the Company’s common stock were purchased by UNH pursuant to the Voting Agreement, and thus no funds were used for such purpose. Exhibit 2 is specifically incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

The purpose of UNH’s entering into the Voting Agreement covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of March 11, 2007, by and among UNH, Sapphire Acquisition, Inc. (“Merger Sub”) and the Company, Exhibit 3 hereto (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to the Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among UNH and the Stockholder under the Voting Agreement, but is not an affirmation by UNH of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, UNH disclaims beneficial ownership of the Shares.

As a condition to entering into the Merger Agreement, UNH required that the Stockholder enter into, and the Stockholder agreed to enter into, the Voting Agreement. Pursuant to the Voting Agreement, the Stockholder agreed, among other things, to vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares and any shares of the Company’s common stock acquired by the Stockholder after the date of the Voting Agreement and any other voting securities of the Company (whenever acquired) that are owned beneficially or of record by the Stockholder or as to which he has, directly or indirectly, the right to vote or direct the voting, (i) in favor of approval of the Merger Agreement and any other action of the Company’s stockholders requested in furtherance of the transactions contemplated by the Merger Agreement, and (ii) against any action or agreement submitted for approval of the stockholders of the Company that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of (A) the Company contained in the Merger Agreement that is reasonably likely to result in any of the conditions to Parent’s or Merger Sub’s obligations under the Merger Agreement not being fulfilled and (B) the Stockholder contained in the Voting Agreement; and (iii) against any Company Takeover Proposal (as defined in the Voting Agreement) or any other action, agreement or transaction submitted for approval to the stockholders of the Company that the Stockholder would reasonably expect is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the Voting Agreement.

The Stockholder has also granted UNH an irrevocable proxy coupled with an interest to vote the Shares as provided for in the Voting Agreement. The proxy will expire automatically and without further action by the parties upon the termination of the Voting Agreement. The Voting Agreement will terminate upon the earlier to occur of (a) the Effective Time and (b) the date and time of termination of the Merger Agreement by either or both of UNH and the Company pursuant to Section 8.1 of the Merger Agreement.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company. At the effective time of the Merger, each issued and outstanding share of common stock of the Company (other than shares owned by UNH or Merger Sub, which shares will be cancelled), will be converted into the right to receive $43.50 in cash, on the terms specified in the Merger Agreement.

Completion of the Merger is subject to various conditions, including, among others, (i) approval of the holders of a majority of the outstanding shares of common stock, (ii) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, (iii) absence of any order, injunction or other judgment or decree prohibiting the consummation of the Merger, (iv) receipt of required governmental consents and approvals without negative regulatory action, and (v) subject to certain exceptions, the accuracy of the representations and warranties of the Company and UNH, as applicable, and compliance by the Company and UNH with their respective obligations under the Merger Agreement.

The Merger Agreement contains certain termination rights for the Company and UNH, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay UNH a termination fee of $85.0 million and in other circumstances, UNH may be required to pay the Company a termination fee of $25.0 million.

After the effective time of the Merger, UNH intends to cause the Company’s common stock to be delisted from the New York Stock Exchange, and may take one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements (Exhibits 2 and 3, respectively, to this Statement). Exhibits 2 and 3 are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreement and the Merger Agreements, neither UNH nor, to the best of its knowledge, any of the individuals named in Exhibit 1 hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, UNH may be deemed to have beneficial ownership of an aggregate of 4,372,080 shares of the Company’s common stock, which constitute, based on information set forth in the Merger Agreement and assuming the exercise of all shares subject to options included in the foregoing number of shares, approximately 7.9% of the outstanding shares of voting stock of the Company. UNH, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that UNH, for any or all purposes, is the beneficial owner of the Shares.

Other than as provided above, neither UNH, nor, to the best of UNH’s knowledge, any of the persons listed on Exhibit 1 hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

(b) Pursuant to the Voting Agreement, UNH may be deemed to have shared power to vote and dispose of 4,372,080 shares with Anthony M. Marlon (including, according to the Voting Agreement, 3,826,954 shares held indirectly through a total of four trusts established by the Stockholder and his wife, 3,000 shares held indirectly through a limited partnership, 305,296 shares held indirectly by the AMM&RM Family Limited Partnership and 212,830 held for the Stockholder’s account under the Company’s 401(k) plan and 24,000 shares subject to stock options outstanding as of March 11, 2007). UNH, however, (i) is not entitled to any rights as a stockholder of the Company as to the Shares, except pursuant to the proxies granted under the Voting Agreement, and (ii) disclaims any beneficial ownership of the Shares.

The information required by Item 2 relating to the Stockholder is set forth in Exhibit 4 and consists of information contained in the Proxy Statement on Schedule 14A filed by the Company on April 13, 2006. Although UNH has no reason to believe that such information was not reliable as of its date, UNH only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, UNH makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by the Stockholder, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by the Voting Agreement and the Merger Agreement, neither UNH, nor, to the best of UNH’s knowledge, any of the persons listed on Exhibit 1 hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements (Exhibits 2 and 3, respectively, to this Statement). Exhibits 2 and 3 to this Statement are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by UNH to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by UNH as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

See “Item 4. Purpose of Transaction” for a description of the Voting Agreement and the Merger Agreement, which is qualified in its entirety by reference to the respective agreements,(Exhibits 2 and 3, respectively, to this Statement). Exhibits 2 and 3 are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	Material To Be Filed as Exhibits.

Exhibit	Description
1.	Directors and Executive Officers of UnitedHealth Group Incorporated

2.	Voting and Support Agreement dated as of March 11, 2007, between UnitedHealth Group Incorporated and Anthony M. Marlon

3.	Agreement and Plan of Merger dated as of March 11, 2007, by and among UnitedHealth Group Incorporated, Sapphire Acquisition, Inc. and Sierra Health Services, Inc., and incorporated by reference to Exhibit 2.1 of Sierra Health Services, Inc.’s Current Report on Form 8-K filed on March 13, 2007

4.	Certain Information Regarding the Stockholder

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2007

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Directors and Executive Officers of UnitedHealth Group Incorporated

Exhibit 2	Voting and Support Agreement, dated as of March 11, 2007, between UnitedHealth Group Incorporated and Anthony M. Marlon

Exhibit 3	Agreement and Plan of Merger dated as of March 11, 2007, by and among UnitedHealth Group Incorporated, Sapphire Acquisition, Inc. and Sierra Health Services, Inc., and incorporated by reference to Exhibit 2.1 of Sierra Health Services, Inc.’s Current Report on Form 8-K filed on March 13, 2007

Exhibit 4	Certain Information Regarding the Stockholder